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                          March 21, 2024

       Ethan Brown
       Chief Executive Officer
       Beyond Meat, Inc.
       888 N. Douglas Street, Suite 100
       El Segundo, California 90245

                                                        Re: Beyond Meat, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 18,
2024
                                                            File No. 333-278033

       Dear Ethan Brown:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eranga
Dias at 202-551-8107 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing